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April 13, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Era Anagnosti
Jay Ingram
Nudrat Salik
Rufus Decker

Re:	MasTec, Inc.
Form 10-K for the Year ended December 31, 2011
Filed February 29, 2012
Response dated March 6, 2012
File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated March 9, 2012 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s (i) Form 10-K for the year ended December 31, 2011, filed February 29, 2012, and (ii) the Company’s response, dated March 6, 2012, to the Staff’s comment letter, dated February 21, 2012.

For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

Form 10-K for the Year Ended December 31, 2011 (the “Form 10-K”)

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

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Company’s Response:

We confirm that we have included, as applicable, proposed revisions in this letter and that the applicable revisions will be included in our future filings, including interim filings, if applicable.

2.	When referring to non-GAAP financial measures on your earnings calls, please consider using descriptions consistent with those used in your periodic reports. For example, it appears that the amount referred to as EBITDA on your earnings call for the fourth quarter of 2011 is the amount referred to as Adjusted EBITDA in your Form 10-K for the year ended December 31, 2011.

Company’s Response:

We will use consistent references to clearly identify non-GAAP financial measures in future earnings calls.

Management’s Discussion and Analysis, page 30

3.	We note your response to comment six in our letter dated February 21, 2012. As previously requested, when costs of revenue is presented and discussed, please call it costs of revenue, excluding depreciation and amortization. Your description should be revised on pages 32, 33, 35, and 41 as well as any other areas where you only refer to costs of revenues.

Company’s Response:

We confirm that in future filings we will use the term “costs of revenue, excluding depreciation and amortization” in all instances where we are presenting and discussing such line item of our consolidated statements of operations.

Financial Condition, Liquidity and Capital Resources

Working Capital, page 45

4.	Your accounts receivable, net of allowance increased by $220.2 million from December 31, 2010 to December 31, 2011, which represents an increase of 50%. Please consider including an analysis of days sales outstanding with a discussion of any material variances from period to period. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Company’s Response:

We note that the Form 10-K disclosed the fact that accounts receivable and, accordingly, Days Sales Outstanding (“DSO”) for 2011 had increased as compared to 2010 and explained the key factors driving such increase. The relevant portion of the first paragraph on page 47 of the Form 10-K analyzed this increase as follows:

“Growth in accounts receivable and unbilled revenue was driven by several factors, certain of which resulted in a higher days sales outstanding versus the prior year. Among the factors contributing to growth in accounts receivable and unbilled revenue are: revenue growth, timing of project close-outs and related billings, contractual billing terms and pace of collections. Changes in our project and customer mix, in addition to increased lead times on certain project billings for wireless projects, resulted in an increase in days sales outstanding. We are actively working to reduce our backlog of wireless project billings and do not anticipate difficulties in collecting the related receivables.”

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While not quantified in the Form 10-K, the DSO for the year ended December 31, 2011 were 79 days as compared to 56 days for the previous year. In future filings, we will include a quantification of the change in DSO in addition to changes in our accounts receivable, as well as any other relevant data in our explanations of material variances from period to period in an effort to enable readers to understand the Company’s current and future cash flows.

Financial Statements

Notes to the Financial Statements

Note 3 - Acquisitions and Other Investments, page 69

5.	We note your response to comment seven in our letter dated February 21, 2012. We continue to have difficulty understanding why the amount of net assets acquired would not be equal to the amount of total consideration transferred plus the fair value of your 33% equity interest in EC Source Services LLC prior to the business combination. Please refer to Example 5 of ASC 805-10-55, specifically ASC 805-10-55-41. We remind you that ASC 805-30-30-7 and ASC 805-30-30-25-5 also requires you to include contingent consideration as part of the total consideration transferred, which your proposed disclosures do not appear to do. Please advise or revise your disclosures as necessary.

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Company’s Response:

In future filings, we will revise the purchase consideration and purchase price allocation table in our EC Source acquisition disclosure as shown below to provide a presentation consistent with Example 5 of ASC 805-10-55:

Preliminary purchase price consideration:
Shares transferred	$94.2
Cash	0.3
Fair value of contingent consideration (earn-out liability)	25.0
Total	$119.5

Fair value of equity investment	39.6

Fair value of total consideration	$159.1

Preliminary purchase price allocation to identifiable assets acquired and liabilities assumed:
Current assets	$21.0
Property and equipment	10.1
Pre-qualifications	31.3
Backlog	11.0
Non-compete agreements	1.5
Current liabilities	(13.4)
Debt	(8.6)
Deferred income taxes	(14.5)

Total identifiable net assets	$38.4

Goodwill	$120.7

Note 15 - Operations by Geographic Areas and Segments, page 93

6.	We note your response to comment two in our letter dated February 21, 2012. Please tell us how you determined that each of your operating segments have similar economic characteristics and meet each of the other criteria required by ASC 280-10-50-11 for aggregation into one reportable segment. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary. Refer to ASC 280-10-50-11, ASC 280-10-55-7A through 7C, and ASC 280-10-55-33 through 36.

Company’s Response:

The Company provides infrastructure construction services mainly throughout North America across a range of end markets. Our core services are low technology, labor-based construction services specifically for the installation, maintenance and upgrade of energy and communications infrastructure. Our customers are primarily utilities and communications companies and governments that provide telecommunications, electricity and water and sewer services to a wide customer base.

The Company serves these customers through its operating subsidiaries and service lines which are organized into the following operating segments:

Utilities Services Group

Nsoro

MasTec Network Services

Advanced Technologies

Pumpco

Wanzek

Precision Pipeline

Three Phase Line Construction

GlobeTec Construction

As detailed in our public reports, the Company has undergone tremendous change in the last five years. Its revenue has tripled from approximately $1 billion in 2007 to $3 billion in 2011 as a result of both organic growth and growth through acquisitions. Accordingly, the internal structure of the organization continues to evolve. We have taken a long term view of our operating segments in determining that our activities constitute a single reportable segment in accordance with the objectives of ASC 280, “Segment Reporting”.

Aggregation Criteria for Determining Reportable Segments

ASC 280 provides guidelines for aggregating operating segments into reportable segments for the purpose of segment disclosures. Identified operating segments can be aggregated into a single operating segment if both of the following criteria apply:

•	They have similar economic characteristics, including,

•	Similar long term average gross margins (ASC 280-10-50-11)

•	Similar future prospects; not based on current indicators only (ASC 280-10-55-7A)

•	However, if similar in the current year, but not expected to be in the future, they should not be presumed to be economically similar in the current year (ASC 280-10-55-7B)

•	They are similar in all of the following operational areas (ASC 280-10-50-11):

•	Nature of products and services

•	Nature of the production processes

•	Type or class of customer

•	Methods of distribution for products/ services

•	Nature of regulatory environment (if any)

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Similar Economic Characteristics

In evaluating economic similarity, management reviewed the gross margins of the operating segments for the years 2007 through 2011 and the 2012 budget. Where less than a full year’s data is available regarding a newly acquired entity and it is not possible to analyze long-term gross margins for such entity, the analysis for such year excludes such entity. Acquisitions are included in an annual analysis once a full year of data is collected, generally in the year after acquisition. Additionally, certain immaterial operating segments were excluded from the analysis (Pumpco, MasTec Network Services, Three Phase Line, GlobeTec) as they collectively represent only 12% of the Company’s total 2011 revenues.

Analysis of Historical Data

The gross margin for the Company on a consolidated basis ranged from 13%-16% during the timeframe reviewed. We expect all of our businesses to earn gross profit equivalent to a band of +/- 3.5% from the overall Company gross margin. Generally, our gross margin shifts upward or downward based on supply and demand in the infrastructure construction industry and the gross margin band is expected to move in conjunction.

Our expectations are based upon the consistent way that the infrastructure construction industry has operated historically. Virtually all work is awarded based upon a competitive bidding process. After the project has been awarded, the bidders often know the contract value of the winning bid. This data and other, less formal, data are used by bidders and customers to establish a “market” for these services which varies primarily based upon demand for the services, supply of labor and equipment and the amount of contract risk that a bidder is willing to bear. This market works efficiently and tends to keep contractor margins within the range of our internal expectations. All of our businesses operate this way.

Per your request, in Schedule A attached to this letter, we provide our analysis of gross margin and revenue trends over the last five years for our material operating segments. As shown, the variances from our expectations, which occasionally occur, are short-lived and are based upon two possible factors:

•

A demand cycle for a certain type of infrastructure or version of technology will end, thus causing a short-term reduction in related revenue and some short-term inefficiency. Our services are provided to install or maintain certain types of technology. As technology becomes obsolete, new construction demand cycles arise in connection with installing the new generation of that technology. Also, entirely new technologies, generating new services for our customers, also create new demand cycles. Our businesses sell into those demand cycles; however, when they end, sometimes abruptly, it takes some time, usually less than one year, to refocus business development efforts and to re-deploy labor crews, equipment and capital. Given our historical experience, we always expect our gross margins to return to the expected band shortly afterward.

•

An anomaly or major issue which is specific to the timing or cost of a project, or many projects, which is not permanent or long-term in nature. For example, in 2011, we, and many other contractors, experienced one such anomaly when severe storms and flooding in Pennsylvania caused lost profits on natural gas pipeline work in the Marcellus Shale area.

The factors above are normal and standard aspects of the infrastructure construction business.

Based upon this analysis, management found that the operating segments generated gross margins within this expected band over the period reviewed. See Schedule A. Certain operating segments had gross margins that passed in and out of the band for discrete periods, which are explained in detail in the notes to Schedule A. Due to specific issues at Wanzek as discussed in the notes to Schedule A, this business achieved an average gross profit margin slightly under our expected range; however, management expects this business to normalize in 2012 (See Schedule A). We concluded that the overall performance satisfied the similar economic characteristics aspect of the aggregation criteria under ASC 280. In addition, gross margins across the operating segments are expected to converge within the band in the 2012 Budget, in line with management’s long term views of the opportunities across the infrastructure construction markets.

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Operational Similarities

As noted above, ASC 280-10-50-11 states that to aggregate operating segments, the segments must be similar in all of the following areas:

Nature of Products and Services

Our operating segments sell and provide low tech infrastructure construction contracting services. Customers utilize contracts to secure these services from our operating segments using both master service agreements and project contracts. The terms of these contracts are very similar from project to project.

By “low tech”, we mean that the services we perform utilize basic skills and basic equipment such as digging and trenching, erecting poles and towers, and assembling pre-fabricated components. Higher tech work such as engineering or electrical is typically subcontracted. Generally, our customers provide the materials to be utilized on the project. Our largest project expense is labor cost, using both employees and subcontractors.

The basic skill sets required to perform our work do not vary between customers or end markets. Members of our workforce work across multiple operating segments. Also, many of our customers are served by multiple operating segments.

Nature of the Production Processes

We primarily provide services that are performed by laborers and equipment. We perform our work on a jobsite, which is a geographic location where the infrastructure is to be permanently located. We set up an office, track time, maintain equipment, and track and document the project in accordance with the contract and the customer’s requirements on location. Our work is typically performed outside. Materials are received on behalf of the customer and installed as agreed upon in the contract. All jobs are run by a project manager and have a similar structure of project managers, superintendents, foremen and laborers.

Because our crews work closely with electricity and heavy machinery, insurance and safety play an important role and all customers closely monitor our insurance experience ratings, particularly on workers compensation and liability insurances.

Type or Class of Customer

Our top ten customers represent 71% of our total revenue volume. Our customers are large, often publicly traded providers of communications, energy and other services. They are leaders in their end markets and are global or national in scope. The work that we do for them is the installation and maintenance of capital assets.

Methods Used to Distribute Products or to Provide Services

Senior operational leadership at each operating segment perform business development and establish relationships in order to obtain more bidding opportunities. Operations leadership is supported by senior Company leadership, as necessary, and by localized business development personnel. The ability to win work is dependent upon our reputation and our ability to receive requests for bids or proposals. Our work is won in competitive bids.

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The Nature of the Regulatory Environment

The Company is not subject to any specific industry regulator but is subject to general business regulation at both the United States federal and state levels including OSHA, the department of transportation and various environmental agencies. Regulation related to our customers that are utilities does not apply to us.

Philosophy of ASC 280

“U.S. GAAP recognizes the need for a public business entity to provide information about the different types of activities in which the entity engages and the different economic environments and geographical areas in which it operates to help users of financial statements:

•	Better understand the entity’s past performance;

•	Better assess the entity’s risks and returns and its prospects for future net cash flows; and

•	Make more informed judgments about the entity as a whole.”

—Accounting Research Manager, ASC 280 Segment Reporting, Overview.

We recognize the purpose of segment reporting as summarized above. In our case, we believe that our businesses operate in one economic environment created by our global and national customer base and our limited service offerings. Each business serves multiple end markets and many of our customers are served by multiple subsidiaries of the Company.

The segmentation of our business would not provide useful data about our end markets or geographical influences. Additionally, information that would be useful, such as gross margin by end market or geography, is not compiled, nor provided to the Chief Operating Decision Maker or any management, and would be unreasonably expensive to produce. The revenue and customer data included in our filings is compiled manually and verified manually and we believe is useful information for investors. The provision of information on an operating segment basis would, we believe, create confusion.

As noted above, our business is fairly consistent across our operating segments. We perform labor-based construction services under contract. The contract terms are very similar across all operating segments; the length of the projects and seasonality is similar; the relative working capital and capital expenditure requirements are similar; the safety, insurance and bonding needs are similar; the economic environment, or “market” for these services is a global market with sufficient data availability to conform bidding and awarding practices to a tight range of gross margins. Accordingly, we believe that users of our financial statements are well and appropriately informed about our business by virtue of the information that we provide regarding infrastructure construction.

According to paragraph 73 of the “Basis for Conclusions” of the original Statement of Financial Accounting Standards No. 131 (ASC 280), “The [FASB] Board believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances, the benefit would be insufficient to justify its disclosure”

We believe that aggregation of the Company’s operating segments into one reportable segment is consistent with the philosophy of ASC 280.

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Conclusions

As described above, each of the Company’s operating segments operates as a specialty contractor in infrastructure construction. Management believes that the long-term growth prospects for various elements of infrastructure construction within the Company’s service offerings are similar across the operating segments.

Thus, we found that the operating segments are economically similar and meet all five of the operational aggregation criteria outlined in ASC 280. Therefore, the operating segments should be aggregated into a single reportable segment. We also determined that this conclusion is in line with the philosophy of ASC 280.

The Company has sought to report its financial information in accordance with the objectives of ASC 280 to assist the users of the financial statements to best understand the Company’s financial performance, assess its prospects for future cash flows, and make informed judgments about the Company as a whole. Management believes a single reportable segment achieves these objectives due to the operational and economic similarities of the operating segments as discussed above, especially in light of the significant crossover of services, customers, equipment, labor and geographies among segments.

The Company made additional acquisitions during the year ended December 31, 2011, as discussed in note 3 of the Consolidated Financial Statements included in the Form 10-K. The Company is reviewing its organizational structure in light of these acquisitions and will review its structure in connection with future acquisitions or dispositions, if any. Future organizational structures may include different operating segments. The Company will continue to assess its organization under the guidance of ASC 280 which may change the Company’s future disclosures.

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We hope the foregoing has been responsive to the Staff’s comments. As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

Sincerely, MASTEC, INC. /s/ T. Michael Love
VP, Corporate Controller

cc: Ira N. Rosner, Esq., Greenberg Traurig, P.A.

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SCHEDULE A

[***]

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